TOWER ONE ANNOUNCES GRANT OF RSUs
February 16, 2023 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) wishes to announce that it has granted 9,065,648 restricted share units (“RSUs”) of the Company to certain officers and employees pursuant to the Company’s Long Term Incentive Plan (the “LTIP”) which was approved by the shareholders on September 22, 2021.
Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The RSUs vest immediately upon grant and are subject to a hold period of four months and one day from the date of grant as required by the Canadian Securities Exchange policies. A copy of the LTIP is available under the Company’s profile on SEDAR.
None of the securities acquired pursuant to this grant will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

ON BEHALF OF THE BOARD OF DIRECTORS
TOWER ONE WIRELESS INC.
“Alejandro Ochoa”
Alejandro Ochoa, CEO, Interim CFO and Director
Tel: 1-786-280-2160

Additional Contact Information:
Corporate Communications
Tel: +1 917 546 3016
E-mail:  info@toweronewireless.com
Website:  www.toweronewireless.com
About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.